SEC FILE NUMBER
001-16499

CUSIP NUMBER
86768K106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sunrise Senior Living, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
7902 Westpark Drive
McLean, Virginia 22102

City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Sunrise Senior Living, Inc. (“Sunrise” or the “Company”) reported that it would restate its financial statements for the years ended December 31, 2003, 2004 and 2005. As updated in a press release issued on March 3, 2008, Sunrise currently estimates that the cumulative impact of the previously disclosed restatement issues will reduce net income for all periods impacted, including 1996 through 2005, by approximately $140 million, excluding the impact of the stock option adjustments and revenue recognition related to the Company’s Greystone subsidiary, as described below. This represents an increase of $10 million from the previously disclosed $130 million cumulative net income adjustments and is due to a number of miscellaneous adjustments. The Company also expects to record non-cash compensation expense totaling approximately $44 million pre-tax ($27 million after tax) related to the impact of the stock option adjustments described in the Company’s release dated November 9, 2007.

The Company has now determined that it will be required to adjust its revenue recognition policies related to its Greystone subsidiary, a developer and manager of continuing care retirement communities. From the acquisition date of May 10, 2005 through December 31, 2005, revenues were recognized based on cash received under the contract. The cash payments corresponded to project completion milestones as set forth in the agreements. During the course of the accounting restatement Sunrise determined that revenue earned under these contracts should be recognized upon completion of the contract. There is no change in the amount or timing of the cash flow earned from the contracts. The total impact of the adjustment is expected to reduce pre-tax income by approximately $14 million.

More than 40 percent of the $140 million estimated cumulative net income impact of the restatement adjustments (excluding stock option expense and Greystone adjustments) relates to periods prior to 2003 and, therefore, will be reflected as a reduction in the opening balance of retained earnings as of January 1, 2003 in the Company's restated financial statements when filed. The Company continues to expect that due to expiration of guarantees, refinancings, sales of assets and recapitalizations the substantial majority of the income and gains deferred in the restatement will be recaptured during the three-year period of 2006-2008. More than half of the cumulative net income impact of the adjustments (excluding stock option expense and Greystone adjustments) has already been recaptured for the period through December 31, 2007.

The Company continues to work diligently and plans to file its 2006 Form 10-K no later than the New York Stock Exchange (“NYSE”) trading extension date of March 17, 2008. No assurance can be given that the Company will file its 2006 Form 10-K by that date. In the event the Company is not able to file its 2006 Form 10-K by March 17, 2008, the NYSE is expected to initiate de-listing of the Company’s common stock from trading on the NYSE in accordance with its listing requirements.

As previously disclosed, in an effort to provide investors with current financial information at the earliest practicable date, the Company plans first to file its 2006 Form 10-K, which will include restated 2005 and 2004 financial statements and restated 2005 unaudited quarterly financial information as required by the instructions to Form 10-K. The 2006 Form 10-K filing is expected to be followed by the filing of the 2007 Form 10-K, Form 10-Q for the quarter ending March 31, 2008 and Form 10-Qs for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007. As previously disclosed, the Company no longer plans to file a 2005 Form 10-K/A or 2006 Form 10-Qs.

As previously disclosed, on May 25, 2007, the Company was advised by the staff of the SEC that the SEC has commenced a formal investigation. The Company has fully cooperated, and intends to continue to fully cooperate, with the SEC.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Nadeau	(703)	273-7500
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☐ No ☑

Form 10-Qs for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, Form 10-K for the year ended December 31, 2006 and Form 10-Qs for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the 2006 and 2007 audited financial statements have not yet been completed, Sunrise cannot at this time reasonably estimate what significant changes will be reflected in its audited 2007 results of operations from its audited 2006 results of operations. In its press release issued on March 3, 2008 (a copy of which is filed as Exhibit 99.1 to a Form 8-K filed by the Company on the same date), the Company provided certain updated information on cash and debt, anticipated pre-tax charges and impairments and certain legal proceedings, as set forth on Annex A hereto.

Sunrise Senior Living, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2008	By	/s/ Richard J. Nadeau
		Name:	Richard J. Nadeau
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

* * * * *

Certain matters discussed in this notification -- including the updated estimate of the cumulative net income impacts of the Company’s pending restatement, the planned filing of the Company’s 2006 Form 10-K by March 17, 2008, the anticipated pre-tax charges and impairments, and the Company’s belief that borrowing availability under its bank credit facility, unrestricted cash balances, and unlevered real estate assets is sufficient to support the Company’s operations over the next twelve months -- may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although Sunrise believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurances that its expectations will be realized. Sunrise's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, completion of the Company's restatement of its historical financial statements; the length of time needed for Sunrise to complete the restatement and for Ernst & Young LLP to complete its audit procedures for any reason, including the detection of new errors or adjustments; the time required for the Company to prepare and file its 2006 Form 10-K, 2007 Form 10-K, Form 10-Q for the quarter ending March 31, 2008 and Form 10-Qs for the first three quarters of 2007 and for Ernst & Young to complete its work on its audits of the 2006 and 2007 financial statements and its reviews of the Form 10-Qs; the Company’s ability to remediate material weaknesses in internal controls over financial reporting; the outcome of the SEC's investigation; the outcomes of pending putative class action and derivative litigation; the outcome of the lawsuit filed by the Company's former CFO; the outcome of the Trinity OIG investigation and qui tam proceeding; the outcome of the IRS audit of the Company's tax returns for the tax years ended December 31, 2005 and 2006, and employment tax returns for 2004, 2005 and 2006; the outcome of the exploration of strategic alternatives; the delisting of the Company's stock from the NYSE in the event the Company does not file its 2006 Form 10-K by March 17, 2008; the Company's ability to comply with the terms of the amendment of its bank credit facility or to obtain a further extension of the period for providing the lenders with required financial information; development and construction risks and the Company’s ability to complete those projects currently under construction; acquisition risks; licensing risks; business conditions; competition; changes in interest rates; the Company's ability to manage its expenses; market factors that could affect the value of the Company's properties; the risks of downturns in general economic conditions; availability of financing for development and acquisitions; and other risks detailed in the Company's latest annual report on Form 10-K filed with the SEC. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Annex A

Cash and Debt

•
On December 31, 2007, Sunrise had approximately $320 million of cash and cash equivalents. Of this balance approximately $130 million was restricted for use by the Company’s self-insurance program and another approximately $40 million was restricted for other purposes. The Company had approximately $250 million in debt outstanding at year-end.

•
There were $100 million in borrowings and $71.7 million in letters of credit outstanding under the Company’s bank credit facility. On December 31, 2007, the Company had capacity to borrow up to an additional $78.3 million under this facility.

•
As disclosed previously, on January 31, 2008, the Company amended its $250 million bank credit facility to waive and modify certain delivery dates for its financial statements. In addition, effective February 20, 2008, the amount available for borrowing under the bank credit facility was reduced to $160 million until the Company furnishes the lender with 2006 and 2007 audited financial statements.

•
On February 20, 2008, Sunrise Senior Living Insurance, Inc., Sunrise’s wholly owned insurance captive, directly issued $43.3 million of letters of credit that had previously been issued under the bank credit facility.

•
As of February 29, 2008, the Company had borrowings of $108 million, letters of credit of $28.4 million and borrowing availability of approximately $23.6 million under the bank credit facility. The Company believes this availability, unrestricted cash balances, and unlevered real estate assets is sufficient to support the Company’s operations over the next twelve months.

European Ventures

The Company has ventures in the United Kingdom and Germany to develop and operate senior living communities.

•
United Kingdom. As previously disclosed, during the third quarter of 2007, this venture, in which the Company has a 20 percent equity interest sold six communities to a venture in which the Company has a 10 percent interest. The Company received cash proceeds of approximately $42 million related to the transaction. In addition, the Company received approximately $47 million resulting from a loan to the venture collateralized by a forward-sale purchase agreement for nine additional communities. In the fourth quarter of 2007 the Company completed the first of the forward-sales and will receive additional cash proceeds of $3 million.

•
Germany. As previously disclosed, the Company expects to fund cash shortfalls related to operating deficit guarantees related to its Germany venture in which it has a 20 percent interest. To date, Sunrise has funded approximately $29 million under these guarantees and other loans, and expects to fund an additional net $60 million through 2012, the date at which the Company estimates that no further funding will be required. The Company expects to record a pre-tax charge of $50 million as it does not expect full repayment of the loans resulting from the funding. The Company has now determined that this charge should be recorded in 2006, instead of 2007 as previously disclosed. No assurance can be given that additional pre-tax charges will not be required in subsequent periods.

Other Anticipated Pre-Tax Charges and Impairments

•
Impairment of Long-Lived Assets. The Company expects to record an impairment charge of $14.6 million in 2006 related to four small senior living communities, two of which the Company acquired in 1996 and two of which the Company acquired in 1999. The Company also expects to record an impairment charge of approximately $4.0 million in 2007 related to another senior living community acquired in 1999.

•
Acquired Venture. As disclosed in the Company’s press release dated November 9, 2007, in the third quarter of 2005, Sunrise acquired a 20 percent interest in a venture and entered into management agreements for the 16 communities owned by the venture. In conjunction with this transaction, the Company guaranteed to fund shortfalls between actual net operating income and a specified level of net operating income up to $7 million per year through July 2010. The Company paid $12 million to the venture to enter into the management agreements, which was recorded as an intangible asset and is being amortized over the 30-year life of the management agreements. The $12 million was placed into a reserve account by the venture, and the first $12 million of shortfalls were to be funded from that reserve account by the venture. The Company determined that shortfalls will exceed the amount held in the reserve account. As a result, the Company expected to record a pre-tax charge of $21 million. The Company has now determined that the entire $21 million charge will be recorded in 2006.

•
Trinity Hospice Impairment. As a result of a review of the goodwill related to the Company’s hospice business acquired in 2006, Trinity Hospice, Inc. (“Trinity”), the Company expects to record a material impairment loss in 2007 relating to its investment in Trinity. The amount of the impairment loss has not yet been determined, but is expected to be material. At December 31, 2007, the goodwill and intangible assets related to the acquisition of Trinity totaled approximately $69 million.

•
Senior Living Condominium Developments. As disclosed in the Company’s press release dated November 9, 2007, Sunrise expects to record a loss of approximately $23 million due to a commitment to fund actual project costs in excess of budgeted project costs. During 2007, Sunrise expects to record an additional loss of $7 million due to an increase in the budgeted project costs. Sunrise plans to seek reimbursement for some of these overages. However, there can be no assurance that Sunrise will be reimbursed for any of these overages. As also disclosed in the Company’s press release dated November 9, 2007, the Company expects to record pre-tax charges totaling approximately $21 million to write off capitalized development costs for four discontinued condominium projects.

•
Legal and Accounting Fees Related to Accounting Review, Special Independent Committee Investigation and Related Matters. During 2006, the Company incurred approximately $3 million for legal and accounting fees related to its accounting restatement. During 2007, the Company incurred legal and accounting fees of approximately $42 million related to the accounting restatement, the Special Independent Committee investigation, the SEC investigation and responding to various shareholder actions.

The anticipated pre-tax charges and impairments described above are preliminary and remain subject to audit by Ernst & Young LLP. As such, this information is not final or complete and remains subject to change, possibly materially.

Legal Proceedings Update

•
Trinity OIG Investigation and Related Qui Tam Action. On September 14, 2006, the Company acquired Trinity for $75 million with the objective of entering the hospice care industry. On January 3, 2007, Trinity received a subpoena from the Phoenix field office of the Office of the Inspector General of the Department of Health and Human Services ("OIG") requesting certain information regarding Trinity’s operations in three locations for the period January 1, 2000 through June 30, 2006, a period that was prior to Sunrise’s acquisition of Trinity. On September 11, 2007, Trinity and the Company were served with a qui tam complaint filed on September 5, 2007 in the United States District Court for the District of Arizona. That filing amended a complaint filed under seal on November 21, 2005 by four former employees of Trinity under the qui tam provisions of the Federal False Claims Act.  On February 13, 2008, Trinity received a subpoena from the Los Angeles regional office of the OIG requesting information regarding Trinity’s operations in 19 locations for the period December 1, 1998 through February 12, 2008. This subpoena relates to the ongoing investigation being conducted by the Commercial Litigation Branch of the U.S. Department of Justice and the civil division of the U.S. Attorney’s Office in Arizona. Trinity is in the process of complying with the subpoena. During 2006, the Company recorded a loss of $5 million for possible fines, penalties and damages related to the Trinity OIG investigation. As of December 31, 2007, the Company had incurred approximately $2 million in professional fees and other costs in connection with the investigation and related qui tam action and remediation activities. The Company expects to incur additional costs, which may be substantial, until this matter is resolved.

•	IRS Audit. The Internal Revenue Service is auditing the Company’s federal income tax returns for the years ended December 31, 2005 and 2006, and our employment tax returns for 2004, 2005 and 2006.

* * *